Jardines

Jardine Matheson Limited
8th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
www.jardines.com

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Group Secretariat

9th May 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

02 JUN -4 AM 11:27

02034533

Dear Sirs

Jardine Strategic Holdings Limited
- Share Repurchase
- Disclosure of Interest - Substantial Shareholder

We enclose for your information a notification dated 9th May 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Encl

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RNS Full Text Announcement

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Share Repurchase etc
Released	11:22 9 May 2002
RNS Number	6855V

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

1. SHARE REPURCHASE

Please be advised of the following repurchase by JSH of its ordinary shares in the market:-

Date of repurchase:	9th May 2002
Total number of shares repurchased:	4,000,000 shares
Price paid per share:	US$3.00

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

2. DISCLOSURE OF INTEREST – SUBSTANTIAL SHAREHOLDER

Following the repurchase by JSH of its ordinary shares in the market and the completion of the cancellation in due course by JSH of the relevant repurchased shares, the interest of Jardine Matheson Holdings Limited ("JMH") in JSH will increase from 75.72% to 76.01%. JMH's interest is as follows:-

	No. of shares	%
JMH Investments Limited – JMH Discloseable Interest (a wholly-owned subsidiary of JMH)	798,402,531	76.01

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

9th May 2002

www.jardines.com

END